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SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.      )*

ITT Educational Services Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

45068B109

(CUSIP Number)

Yude Zhang

51 Golden Eagle
Irvine, CA 92620
(949) 702-6208

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45068B109

1.	Names of Reporting Persons. Yude Zhang
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,353,302
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,353,302
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,353,302
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 9.93%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 45068B109

1.	Names of Reporting Persons. Zhifeng Zhang
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,353,302
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,353,302
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,353,302
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 9.93%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 45068B109

1.	Names of Reporting Persons. KHLU Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,353,302
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,353,302
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,353,302
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 9.93%
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

This statement relates to shares of common stock, $0.01 par value per share (the “Common Stock”) of ITT Educational Services, Inc., a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 13000 North Meridian Street, Carmel, IN 46032.

Item 2. Identity and Background

This statement is being jointly filed by the following persons (the “Reporting Persons”):

●	Mr. Yude Zhang. Mr. Yude Zhang is a citizen of the People’s Republic of China. The reporting person’s primary occupation is the director of KHLU Limited. The business address of the reporting person is 51 Golden Eagle, Irvine, CA 92620.

●	Mr. Zhifeng Zhang. Mr. Zhifeng Zhang is a citizen of the People’s Republic of China and Mr. Yude Zhang’s father. The reporting person’s primary occupation is chairman of Guangzhou Huali Investment Ltd, a Chinese company. The reporting person owns and controls several for-profit education schools in China. The business address of the reporting person is Huali Road #1 Huali Xue Yuan, Guang Shan Road, Zeng Cheng District, Guangzhou, Guangdong, China.

●	KHLU Limited. KHLU Limited is a Cayman Islands exempted company. KHLU Limited’s primary business is to engage in investment activities. The business address of KHLU Limited is Floor 4, Willow House, Cricket Square, P O Box 2804, Grand Cayman KY1-1112, Cayman Islands. Mr. Yude Zhang is the sole director of KHLU Limited. Mr. Zhifeng Zhang is the sole shareholder of the KHLU Limited.

During the past five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The total purchase price for the 2,353,302 shares of Common Stock beneficially owned by the Reporting Persons as of May 16, 2016 was approximately $5,693,559 and paid out of the personal and family funds of Mr. Zhifeng Zhang.

Item 4. Purpose of Transaction

The Reporting Persons acquired beneficial ownership of the shares of Common Stock reported herein as part of their investment activities. The Reporting Persons acquired the shares of Common Stock reported herein because they believe that the trading prices of the Common Stock do not adequately reflect the potential value of the Issuer’s underlying business and assets.

Currently the Reporting Person has no present plan or proposal which would relate to or would result in: (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except for acquisition of additional Shares or disposition of Shares already purchased by the Reporting Persons when the market price of the Shares is attractive; (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) Any change in the present board of directors of management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) Any material change in the present capitalization or dividend policy of the Issuer; (f) Any other material change in the Issuer’s business or corporate structure; (g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) Any action similar to any of those enumerated above.

The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto, subject to applicable regulatory requirements.

Item 5. Interest in Securities of the Issuer

The percentages used herein are calculated based upon the 23,698,907 shares of Common Stock outstanding (the “Shares”) as disclosed by the Issuer in its most recently filed Form 10-Q.

As of the date of this Schedule 13D, the Reporting Persons beneficially owned in the aggregate 2,353,302 Shares. Such Shares constitute approximately 9.93% of the total outstanding Shares of the Company. All of the 2,353,302 Shares have been acquired by Mr. Yude Zhang at the direction of Mr. Zhifeng Zhang and will be promptly transferred to KHLU Limited after a brokerage account is set up by KHLU Limited in the United States. As the sole director or sole shareholder, as applicable, of KHLU Limited, each of Messrs Yude Zhang and Zhifeng Zhang might be deemed to have sole or shared power to direct the disposition of such Shares upon transfer of such Shares to KHLU Limited. Mr. Yude Zhang expressly disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest therein.

The transactions in Common Stock effected by the Reporting Persons during the past 60 days and between February 3, 2016 and April 18, 2016 are set out in Exhibit 1 hereto.

To the knowledge of each Reporting Person, no persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that are the subject of this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

It is the current intention of Mr. Yude Zhang and Mr. Zhifeng Zhang to transfer the Shares beneficially owned by Mr. Yude Zhang to KHLU Limited after a brokerage account is set up by KHLU Limited in the United States. There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Issuer other than (i) the planned transfer of such Shares to KHLU Limited described above, (ii) the arrangement for Mr. Yude Zhang to act on behalf of Mr. Zhifeng Zhang in connection with the purchase of such Shares, (iii) the Joint Filing Agreement of the Reporting Persons with respect to this Schedule 13D included as Exhibit 2 to this Schedule 13D, and (iv) the Power of Attorney granted by Mr. Zhifeng Zhang to Mr. Yude Zhang with respect to reports under Section 13 of the Securities Exchange Act of 1934, as amended, which Power of Attorney is included as Exhibit 3 to this Schedule 13D.

Item 7. Material to be Filed as Exhibits

Exhibit 1	List of transactions effected by the Reporting Persons in the Issuer’s Common Stock since February 3, 2016.

Exhibit 2	Joint Filing Agreement dated as of May 16, 2016, by and among Mr. Yude Zhang, Mr. Zhifeng Zhang and KHLU Limited.

Exhibit 3	Power of Attorney of Mr. Zhifeng Zhang, dated as of May 13, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 16, 2016
Date

/s/ Yude Zhang
Signature

Yude Zhang
(Name/Title)

May 16, 2016
Date

/s/ Zhifeng Zhang*
Signature

Zhifeng Zhang
(Name/Title)

*By:	Yude Zhang
Attorney-in-Fact for Zhifeng Zhang

KHLU Limited May 16, 2016
Date

/s/ Yude Zhang
Signature

Director
(Name/Title)

EXHIBIT 1

TRANSACTIONS DURING SINCE FERUARY 3, 2016 DAYS

The Reporting Persons engaged in the following transactions in shares of Common Stock of the Issuer during the past 60 days and between February 3, 2016 and April 18, 2016. Such transactions involved the purchase and sale of shares on the New York Stock Exchange. Certain of the prices reported below reflect the average purchase price of the shares of Common Stock purchased on the relevant date, calculated by the aggregate amount of purchase on a particular day divided by the number of shares purchased. The Reporting Persons hereby undertake to provide upon request to the SEC staff full information regarding the number of shares and prices at which each transaction was effected.

date	price	shares	cost
02/03/2016	$2.69	2,000.000	$5,386.95
02/08/2016	$2.53	1,810.000	$4,586.25
02/08/2016	$2.52	1,785.000	$4,505.15
02/08/2016	$2.65	1,100.000	$2,921.95
02/08/2016	$2.52	1,000.000	$2,526.95
02/08/2016	$2.58	500.000	$1,296.95
02/08/2016	$2.50	400.000	$1,003.98
02/08/2016	$2.49	300.000	$749.97
02/10/2016	$2.45	41,600.000	$101,926.95
02/10/2016	$2.45	20,000.000	$49,006.95
02/10/2016	$2.46	17,755.000	$43,681.64
02/10/2016	$2.46	10,600.000	$26,036.19
02/10/2016	$2.46	100.000	$245.52
02/11/2016	$2.40	8,814.000	$21,160.25
02/11/2016	$2.38	400.000	$958.95
02/11/2016	$2.40	300.000	$720.08
02/11/2016	$2.40	100.000	$240.07
02/11/2016	$2.35	61.000	$150.30
02/12/2016	$2.60	25,740.000	$66,930.65
02/12/2016	$2.46	14,084.000	$34,653.59
02/12/2016	$2.57	1,176.000	$3,022.62
02/12/2016	$2.40	200.000	$486.95
02/25/2016	$2.97	10.000	$36.65
03/01/2016	$2.81	24,911.000	$70,006.86
03/01/2016	$2.86	17,482.000	$50,005.47
03/01/2016	$2.91	17,182.000	$50,006.57
03/02/2016	$2.74	19,591.000	$53,683.08
03/02/2016	$2.76	16,440.000	$45,377.57
03/02/2016	$2.78	10,000.000	$27,803.86
03/02/2016	$2.78	7,985.000	$22,201.39
03/02/2016	$2.75	7,637.000	$21,008.70
03/02/2016	$2.71	4,700.000	$12,743.87
03/02/2016	$2.79	2,150.000	$6,005.45
03/02/2016	$2.80	1,785.000	$5,004.95
03/02/2016	$2.75	200.000	$550.04
03/02/2016	$2.71	57.000	$154.55
03/04/2016	$2.81	2,150.000	$6,048.45
03/04/2016	$2.82	1,800.000	$5,082.95
03/04/2016	$2.83	1,440.000	$4,082.15
03/04/2016	$2.84	1,060.000	$3,017.35
03/04/2016	$2.85	710.000	$2,030.45
03/04/2016	$2.86	350.000	$1,007.95
03/08/2016	$2.78	2,517.000	$7,004.21
03/08/2016	$2.79	2,150.000	$6,005.45
03/08/2016	$2.80	1,785.000	$5,004.95

03/08/2016	$2.77	576.000	$1,602.47
03/09/2016	$2.74	4,014.000	$11,005.31
03/09/2016	$2.75	3,636.000	$10,005.95
03/09/2016	$2.75	3,636.000	$10,005.95
03/09/2016	$2.76	3,260.000	$9,004.55
03/09/2016	$2.72	2,810.000	$7,647.64
03/09/2016	$2.78	2,644.000	$7,352.74
03/09/2016	$2.77	2,312.000	$6,411.19
03/09/2016	$2.73	1,585.000	$4,329.56
03/09/2016	$2.72	733.000	$2,000.71
03/09/2016	$2.78	233.000	$648.28
03/10/2016	$2.74	5,757.000	$15,781.13
03/10/2016	$2.75	3,636.000	$10,005.95
03/10/2016	$2.76	3,260.000	$9,004.55
03/10/2016	$2.73	1,089.000	$2,979.92
03/11/2016	$2.82	1,063.000	$3,004.61
03/11/2016	$2.83	706.000	$2,004.93
03/11/2016	$2.81	500.000	$1,411.95
03/11/2016	$2.84	352.000	$1,006.59
04/04/2016	$2.78	27,526.000	$76,529.23
04/04/2016	$2.89	26,022.000	$75,210.53
04/04/2016	$2.90	18,518.000	$53,709.15
04/04/2016	$2.91	14,760.000	$42,958.55
04/04/2016	$2.92	11,029.000	$32,211.63
04/04/2016	$2.93	7,326.000	$21,472.13
04/04/2016	$2.94	5,474.000	$16,100.51
04/04/2016	$2.95	3,636.000	$10,733.15
04/04/2016	$2.78	2,517.000	$7,004.21
04/04/2016	$2.79	2,150.000	$6,005.45
04/04/2016	$2.80	1,785.000	$5,004.95
04/04/2016	$2.82	1,063.000	$3,004.61
04/04/2016	$2.81	923.000	$2,600.58
04/04/2016	$2.84	704.000	$2,006.31
04/04/2016	$2.85	526.000	$1,506.05
04/04/2016	$2.86	349.000	$1,005.09
04/05/2016	$2.80	31,117.000	$87,132.53
04/05/2016	$2.77	9,810.000	$27,180.65
04/05/2016	$2.80	9,429.000	$26,402.69
04/05/2016	$2.78	6,326.000	$17,593.23
04/05/2016	$2.79	2,837.000	$7,915.68
04/05/2016	$2.78	500.000	$1,390.08
04/06/2016	$2.80	15,533.000	$43,497.32
04/06/2016	$2.80	6,418.000	$17,972.43
04/07/2016	$2.80	84,038.000	$235,310.33
04/07/2016	$2.80	50,013.000	$140,038.74
04/07/2016	$2.77	31,388.000	$86,951.71
04/07/2016	$2.80	14,400.000	$40,319.24
04/07/2016	$2.76	3,260.000	$9,004.55
04/07/2016	$2.77	2,888.000	$8,006.71
04/11/2016	$2.77	14,440.000	$40,005.75
04/11/2016	$2.76	6,417.000	$17,717.87
04/12/2016	$2.76	2,751.000	$7,599.71
04/19/2016	$2.78	14,388.000	$40,005.59
04/19/2016	$2.79	7,168.000	$20,005.67
04/20/2016	$2.79	45.000	$132.50
04/21/2016	$2.75	100,000.000	$275,006.95
04/21/2016	$2.76	57,971.000	$160,006.91

04/21/2016	$2.77	28,880.000	$80,004.55
04/21/2016	$2.77	14,388.000	$39,861.71
04/21/2016	$2.77	7,123.000	$19,737.66
05/06/2016	$2.13	129,430.000	$275,689.74
05/06/2016	$2.13	84,740.000	$180,498.73
05/06/2016	$2.12	70,754.000	$150,005.43
05/06/2016	$2.11	61,511.000	$129,795.15
05/06/2016	$2.10	52,380.000	$110,004.95
05/06/2016	$2.09	43,062.000	$90,006.53
05/06/2016	$2.08	9,615.000	$20,006.15
05/06/2016	$2.00	5,200.000	$10,426.15
05/06/2016	$2.12	3,700.000	$7,844.11
05/06/2016	$2.03	3,471.000	$7,046.23
05/06/2016	$2.09	2,200.000	$4,598.06
05/06/2016	$2.06	1,500.000	$3,090.04
05/06/2016	$2.07	1,200.000	$2,484.03
05/06/2016	$2.02	1,000.000	$2,025.03
05/06/2016	$2.11	1,000.000	$2,110.03
05/06/2016	$2.10	600.000	$1,260.02
05/06/2016	$2.02	459.000	$927.19
05/06/2016	$2.05	100.000	$205.00
05/06/2016	$2.08	100.000	$208.00
05/06/2016	$2.10	100.000	$210.01
05/06/2016	$2.00	40.000	$80.00
05/09/2016	$2.20	108,432.000	$238,554.02
05/09/2016	$2.20	100,000.000	$220,003.33
05/09/2016	$2.17	50,691.000	$110,006.42
05/09/2016	$2.16	41,666.000	$90,005.51
05/09/2016	$2.18	30,000.000	$65,403.50
05/09/2016	$2.19	29,933.000	$65,556.31
05/09/2016	$2.18	29,533.000	$64,385.38
05/09/2016	$2.19	28,000.000	$61,322.85
05/09/2016	$2.12	9,940.000	$21,076.49
05/09/2016	$2.15	9,302.000	$20,006.25
05/09/2016	$2.10	7,800.000	$16,382.86
05/09/2016	$2.18	3,360.000	$7,325.14
05/09/2016	$2.13	2,100.000	$4,473.21
05/09/2016	$2.15	1,800.000	$3,870.18
05/09/2016	$2.14	1,400.000	$2,996.14
05/09/2016	$2.17	800.000	$1,736.08
05/09/2016	$2.11	500.000	$1,055.18
05/09/2016	$2.09	400.000	$836.15
05/09/2016	$2.12	300.000	$636.03
05/09/2016	$2.16	300.000	$648.03
05/09/2016	$2.18	300.000	$654.03
05/09/2016	$2.08	200.000	$416.07
05/09/2016	$2.17	200.000	$433.02
05/09/2016	$2.17	100.000	$217.01
05/11/2016	$2.26	88,495.000	$200,005.65
05/11/2016	$2.25	53,333.000	$120,006.20
05/11/2016	$2.27	52,863.000	$120,005.96
05/11/2016	$2.24	44,642.000	$100,005.03
05/11/2016	$2.28	43,859.000	$100,005.47
05/11/2016	$2.23	35,874.000	$80,005.97
05/11/2016	$2.29	34,934.000	$80,005.81
05/11/2016	$2.22	27,027.000	$60,006.89
05/11/2016	$2.30	26,086.000	$60,004.75
05/11/2016	$2.21	18,099.000	$40,005.74
05/11/2016	$2.30	17,316.000	$39,833.75

EXHIBIT 2

JOINT FILING AGREEMENT

The undersigned hereby agree to the joint filing of the Schedule 13D to which this Agreement is attached.

Dated: May 16, 2016

May 16, 2016
Date

/s/ Yude Zhang
Signature

Yude Zhang
(Name/Title)

May 16, 2016
Date

/s/ Zhifeng Zhang*
Signature

Zhifeng Zhang
(Name/Title)

*By:	Yude Zhang
Attorney-in-Fact for Zhifeng Zhang

KHLU Limited May 16, 2016
Date

/s/ Yude Zhang
Signature

Director

EXHIBIT 3

POWER OF ATTORNEY

(For Executing Form ID and Forms 3, 4 and 5 and Schedule 13D)

Know all by these presents, that the undersigned hereby constitutes and appoints Yude Zhang, the undersigned’s true and lawful attorney-in fact and agents to:

(1) Prepare, execute in the undersigned’s name and on the undersigned’s behalf, and submit to the Securities and Exchange Commission (the “SEC”) Form ID and Forms 3, 4 and 5 (including amendments thereto and joint filing agreements in connection therewith) in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules thereunder in the undersigned’s capacity as an officer, director or beneficial owner of more than 10% of a registered class of securities of ITT Educational Services Inc.;

(2) Prepare, execute in the undersigned’s name and on the undersigned’s behalf, and submit to the SEC Schedule 13D or Schedule 13G (including amendments thereto and joint filing agreements in connection therewith) in accordance with Section 13(d) and (g) of the Exchange Act and the rules thereunder in the undersigned’s capacity as beneficial owner of more than 5% of a registered class of securities of the Company;

(2) Do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to prepare and execute any such Form ID and Forms 3, 4 or 5 and Schedules 13D or 13G (including amendments thereto and joint filing agreements in connection therewith) and file such forms or schedules with the SEC and any stock exchange, self-regulatory association or any similar authority; and

(3) Take any other action of any type whatsoever in connection with the foregoing that, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required of the undersigned, it being understood that the documents executed by the attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as the attorney-in-fact may approve in the attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, all lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Sections 13 or 16 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the earliest to occur of (a) the undersigned is no longer required to file Form ID or Forms 3, 4 and 5 or Schedules 13D or 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Company, or (b) revocation by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 13th day of May, 2016.

/s/ Zhifeng Zhang
Name: Zhifeng Zhang